UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 1, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GW Pharmaceuticals plc

File No. 333-187356 - CF#29234

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GW Pharmaceuticals plc submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on March 19, 2013, as amended.

Based on representations by GW Pharmaceuticals plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through April 26, 2023
Exhibit 10.2	through April 26, 2023
Exhibit 10.4	through April 26, 2023
Exhibit 10.5	through April 26, 2023
Exhibit 10.7	through May 20, 2018
Exhibit 10.8	through May 20, 2018
Exhibit 10.9	through May 20, 2018
Exhibit 10.10	through May 20, 2018
Exhibit 10.11	through April 26, 2016
Exhibit 10.12	through April 26, 2016
Exhibit 10.13	through April 26, 2016
Exhibit 10.14	through April 26, 2016
Exhibit 10.15	through April 26, 2016
Exhibit 10.16	through April 26, 2016
Exhibit 10.17	through April 26, 2016
Exhibit 10.18	through April 26, 2016
Exhibit 10.19	through April 26, 2016
Exhibit 10.20	through April 26, 2016
Exhibit 10.21	through April 26, 2016
Exhibit 10.22	through April 26, 2016
Exhibit 10.23	through April 26, 2016
Exhibit 10.24	through April 26, 2023

Exhibit 10.25   through April 26, 2018
Exhibit 10.26   through April 26, 2019
Exhibit 10.27   through April 26, 2019
Exhibit 10.28   through April 26, 2018
Exhibit 10.29   through April 26, 2019
Exhibit 10.30   through April 26, 2023
Exhibit 10.35   through April 26, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey P. Riedler
Assistant Director